Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Three
	Months Ended
	March 31,
	2015	2014
Income (loss) from continuing operations before taxes	$362	$427
Sub-total of fixed charges	72	71
Sub-total of adjusted income (loss)	434	498
Interest on annuities and financial products	623	626
Adjusted income (loss) base	$1,057	$1,124
Fixed Charges
Interest and debt expense	$68	$67
Interest expense (income) related to uncertain tax positions	-	1
Portion of rent expense representing interest	4	3
Sub-total of fixed charges excluding interest on
annuities and financial products	72	71
Interest on annuities and financial products	623	626
Total fixed charges	$695	$697

Ratio of sub-total of adjusted income (loss) to sub-total
of fixed charges excluding interest on annuities and
financial products	6.03	7.01
Ratio of adjusted income (loss) base to total fixed
charges	1.52	1.61